Mail Stop 0610


      June 21, 2005


Via U.S. Mail and Facsimile to (805) 967-2677

Peter T. Altavilla
Chief Financial Officer and Secretary
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, CA 93117

	Re:	Innovative Micro Technology, Inc.
		Form 10-KSB for Fiscal Year-Ended October 2, 2004
Forms 10-QSB for Fiscal Quarter-Ended January 1, 2005
and March 31, 2005
      File No. 001-066353

Dear Mr. Altavilla:

      We have reviewed your response and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Fiscal-Quarter Ended April 2, 2005

Note A: Basis of Presentation, page 6

1. We see that on January 25, 2005, you privately sold equity securities to an investor group resulting in aggregate net proceeds of $15.7 million. Please respond to the following:

* The caption to the Series A-1 convertible preferred stock indicates that the shares are redeemable. Expand future filings to include detailed disclosure about the terms and conditions for redemption. In your response to us, describe any circumstances where you could be required to redeem those shares. For instance, preferred shares are often redeemable at the option of or upon the death of the holder, upon a change in control or upon a material change in an entity`s business. Provide an analysis of the literature and terms of the securities to support that the classification of these securities as permanent equity complies with GAAP. The analysis should also describe your consideration of the classification requirements of EITF Topic D-98 or FAS 150.

* We note that you also issued contingent warrants in connection with the convertible preferred stock. Please tell us in detail explain how you valued, recorded and accounted for these warrants.
Demonstrate that your accounting complies with GAAP.

* Lastly we noted that you paid your financial advisors a fee of
$1.1
million and issued them a warrant to purchase up to 113,333 share of common stock. Please tell us in detail explain how you valued, recorded and accounted for this transaction. Additionally, expand future filings to disclose the valuation model utilized to value warrants and in your management`s discussion and analysis, provide an analysis of the significant assumption inherent in the calculation.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. Peter T. Altavilla
Innovative Micro Technology, Inc.
June 21, 2005
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